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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

VORNADO REALTY TRUST
VORNADO REALTY L.P.
(Name of Subject Company (Issuer))

VORNADO REALTY TRUST
(Name of Filing Person (Offeror))

3.625% Convertible Senior Debentures due 2026
2.85% Convertible Senior Debentures due 2027
(Title of Class of Securities)

929043AE7 (3.625% Convertible Senior Debentures due 2026)
929042AC3 (2.85% Convertible Senior Debentures due 2027)
(CUSIP Number of Class of Securities)

Joseph Macnow
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019
(212) 894-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copies to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$412,503,105	$29,411.43

(1)
Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of (i) $382,046,000 aggregate principal amount of the Vornado Realty Trust's 3.625% Convertible Senior Debentures due 2026, which are fully and unconditionally guaranteed by Vornado Realty L.P., at the tender offer price of $1,020 per $1,000 principal amount of such debentures and (ii) $22,479,000 aggregate principal amount of Vornado Realty Trust's 2.85% Convertible Senior Debentures due 2027, which are fully and unconditionally guaranteed by Vornado Realty L.P., at the tender offer price of $1,015 per $1,000 principal amount of such debentures. No separate consideration is being offered or paid in respect of the guarantees.
(2)
The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 INTRODUCTION

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to separate offers (each an "Offer" and collectively, the "Offers") by Vornado Realty Trust (the "Company"), a fully integrated real estate investment trust organized under the laws of the State of Maryland, to purchase any and all of the Company's issued and outstanding (i) 3.625% Convertible Senior Debentures due 2026 (the "2026 Debentures"), which are fully and unconditionally guaranteed by Vornado Realty L.P. (the "Partnership"), a limited partnership organized under the laws of the State of Delaware, for cash, at the consideration equal to $1,020 per $1,000 principal amount of the 2026 Debentures purchased and (ii) 2.85% Convertible Senior Debentures due 2027 (the "2027 Debentures" and together with the 2026 Debentures, the "Debentures"), which are fully and unconditionally guaranteed by the Partnership, for cash, at the consideration equal to $1,015 per $1,000 principal amount of the 2027 Debentures purchased, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010 (the "Offer to Purchase") and the related Letter of Transmittal. These Offers consist of two separate offers, one for each series of Debentures. The Company's obligation to accept for payment, and to pay for, any Debentures validly tendered and not validly withdrawn pursuant to an Offer is subject to satisfaction of the applicable conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1, 2 and 4, and Items 6 through 9 of this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase in the section entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuers are Vornado Realty Trust, a fully integrated real estate investment trust organized under the laws of the State of Maryland, and Vornado Realty L.P., a limited partnership organized under the laws of the State of Delaware, which is the operating partnership of the Vornado Realty Trust and for which Vornado Realty Trust serves as the general partner. The address of the principal executive offices of both Vornado Realty Trust and Vornado Realty L.P. is 888 Seventh Avenue, New York, New York 10019. The telephone number of the principal executive offices is (212) 894-7000.

        (b)   The subject classes of securities are the Company's (i) 3.625% Convertible Senior Debentures due 2026, which are fully and unconditionally guaranteed by the Partnership and (ii) 2.85% Convertible Senior Debentures due 2027, which are fully and unconditionally guaranteed by the Partnership. As of the date of this filing, (i) $382,046,000 in aggregate principal amount of 2026 Debentures was outstanding and (ii) $22,479,000 in aggregate principal amount of 2027 Debentures was outstanding.

        (c)   The Debentures are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the Company's knowledge, the Debentures are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Debentures are not available. The common shares of beneficial interest of the Company, par value $0.04 per share into which the Debentures may be convertible trade on the New York Stock Exchange under the symbol "VNO". The information set forth under "Market Information About the Debentures and the Common Shares" in the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The Company is the filing person. The Company's business address and phone number are set forth in Item 2 above of Schedule TO. The names of the executive officers and trustees of the board of trustees of the Company who are persons specified in Instruction C to Schedule TO are set forth below.

Name	Position
Steven Roth	Chairman of the Board of Trustees
Candace K. Beinecke	Trustee
Anthony W. Deering	Trustee
Michael D. Fascitelli	Trustee, Chief Executive Officer and President
Robert P. Kogod	Trustee
Michael Lynne	Trustee
David Mandelbaum	Trustee
Ronald G. Targan	Trustee
Dr. Richard R. West	Trustee
Russel B. Wight, Jr.	Trustee
Michael J. DeMarco	Executive Vice President
Michelle Felman	Executive Vice President—Acquisitions
David R. Greenbaum	President New York Office Division
Christopher Kennedy	President of Merchandise Mart Division
Joseph Macnow	Executive Vice President—Finance and Administration and Chief Financial Officer
Sandeep Mathrani	Executive Vice President Retail Division
Mitchell N. Schear	President of Vornado/Charles E. Smith
Wendy Silverstein	Executive Vice President—Capital Markets

        The business address of each person set forth above is c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019. The telephone number of each person set forth above is (212) 894-7000.

Item 4.    Terms of the Transaction.

  (a)
  Material Terms.

  (1)
  Tender Offers.

(i)	The information set forth in the Offer to Purchase in the sections entitled "Summary Term Sheet" and "Impact of the Offers on Rights of the Holders of the Debentures" is incorporated herein by reference.
(ii) – (iii)
The information in the Offer to Purchase in the sections entitled "Summary Term Sheet", "The Offers—Consideration; Accrued Interest" and "The Offers—Expiration Time; Extension; Amendment; Termination" is incorporated herein by reference.
(iv)	Not applicable.
(v)	The information set forth in the Offer to Purchase in the section entitled "The Offers—Expiration Time; Extension; Amendment; Termination" is incorporated herein by reference.
(vi) – (vii)	The information set forth in the Offer to Purchase in the sections entitled "Summary Term Sheet" and "Procedures for Tendering and Withdrawing Debentures" is incorporated herein by reference.
(viii)	The information set forth in the Offer to Purchase in the sections entitled "Summary Term Sheet" and "Acceptance for Payment and Payment" is incorporated herein by reference.
(ix)	Not applicable.

(x)	The information set forth in the Offer to Purchase in the section entitled "Impact of the Offer on Rights of the Holders of the Debentures" is incorporated herein by reference.
(xi)	Not applicable.
(xii)	The information set forth in the Offer to Purchase in the sections entitled "Summary Term Sheet" and "Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.
  (2)
  Mergers and Similar Transactions.

(i) – (vii)	Not applicable.
  (b)
  The information set forth in the Offer to Purchase in the section entitled "Miscellaneous" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)   Agreements Involving the Subject Company's Securities.

        The Company has entered into the following agreements relating to the Debentures:

        (1)   Indenture, dated as of November 20, 2006 among Vornado Realty Trust, as Issuer, Vornado Realty L.P., as Guarantor and The Bank of New York, as Trustee (the "2006 Indenture")—Incorporated by reference to Exhibit 4.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

        (2)   Form of 3.625% Convertible Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

        (3)   Form of Guarantee of Vornado Realty L.P. relating to the 3.625% Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

        (4)   Company's officers' certificate forming a part of the 2006 Indenture and setting forth additional terms of the 3.625% Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.

        (5)   Form of 2.85% Convertible Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

        (6)   Form of Guarantee of Vornado Realty L.P. relating to the 2.85% Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

        (7)   Company's officers' certificate forming a part of the 2006 Indenture and setting forth additional terms of the 2.85% Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the Offer to Purchase in the section entitled "The Offers—Purpose of the Transaction" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase in the section entitled "The Offers—Purpose of the Transaction" is incorporated herein by reference.

        (c)   Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Purchase in the section entitled "The Offers—Source and Amount of Funds" is incorporated herein by reference.

        (b)   There are no financing conditions.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offer to Purchase in the section entitled "Miscellaneous" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase in the section entitled "Miscellaneous" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed Compensated or Used.

        (a)   The information set forth in the Offer to Purchase in the section entitled "Solicitation and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        Not applicable.

Item 12.    Exhibits.

        Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated September 2, 2010.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Trust Companies and Other Nominees that are Holders of Debentures.
(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Debentures.
(a)(5)(i)	Press Release dated September 2, 2010
(b)	Not applicable.
(c)	Not applicable.

Exhibit Number	Description
(d)(1)	Indenture, dated as of November 20, 2006 among Vornado Realty Trust, as Issuer, Vornado Realty L.P., as Guarantor and The Bank of New York, as Trustee (the "2006 Indenture")—Incorporated by reference to Exhibit 4.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(2)
Form of 3.625% Convertible Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(3)
Form of Guarantee of Vornado Realty L.P. relating to the 3.625% Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(4)
Company's officers' certificate forming a part of the 2006 Indenture and setting forth additional terms of the 3.625% Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(5)
Form of 2.85% Convertible Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.
(d)(6)
Form of Guarantee of Vornado Realty L.P. relating to the 2.85% Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.
(d)(7)
Company's officers' certificate forming a part of the 2006 Indenture and setting forth additional terms of the 2.85% Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2010	VORNADO REALTY TRUST
	By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President —Finance and Administration and Chief Financial Officer

 EXHIBIT INDEX

        Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated September 2, 2010.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Trust Companies and Other Nominees that are Holders of Debentures.
(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Debentures.
(a)(5)(i)	Press Release dated September 2, 2010.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Indenture, dated as of November 20, 2006 among Vornado Realty Trust, as Issuer, Vornado Realty L.P., as Guarantor and The Bank of New York, as Trustee (the "2006 Indenture")—Incorporated by reference to Exhibit 4.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(2)
Form of 3.625% Convertible Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(3)
Form of Guarantee of Vornado Realty L.P. relating to the 3.625% Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(4)
Company's officers' certificate forming a part of the 2006 Indenture and setting forth additional terms of the 3.625% Senior Debentures due 2026 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on November 27, 2006.
(d)(5)
Form of 2.85% Convertible Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.
(d)(6)
Form of Guarantee of Vornado Realty L.P. relating to the 2.85% Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.
(d)(7)
Company's officers' certificate forming a part of the 2006 Indenture and setting forth additional terms of the 2.85% Senior Debentures due 2027 of Vornado Realty Trust—Incorporated by reference to Exhibit 4.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 1-11954), filed on April 2, 2007.
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX